Taneum Creek Brewing LLC

Profit and Loss

January 1 - March 19, 2025

	TOTAL
Income	
Clothing Sales	26.58
Food Sales	224.62
Gift Card	-109.00
Other Income	570.00
Retail Beer	29,489.32
Taproom Retail Sales	23.12
Tips	2,568.84
Wholesale Beer	75.00
Total Income	**$32,868.48**
Cost of Goods Sold	
Food Purchases	442.00
Labels	114.08
Merchant Account Fees	620.49
Propane	237.55
Shipping Materials	-193.95
Yeast	277.90
Total Cost of Goods Sold	**$1,498.07**
GROSS PROFIT	**$31,370.41**
Expenses	
Advertising and Promotion	613.51
Bank Service Charges	128.30
Business Licenses and Permits	899.37
Entertainment	239.85
Insurance Expense	727.42
Kegs	1,698.00
Liquor Tax	143.70
Office Supplies	873.01
Payroll Expenses	
Taxes	0.05
Total Payroll Expenses	**0.05**
Personal Expense	987.18
Rent Expense	6,600.00
Research	75.89
Shipping	119.97
Supplies	805.65
Travel	955.35
Utilities	644.16
Vehicle Expense	68.22
Total Expenses	**$15,579.63**
NET OPERATING INCOME	**$15,790.78**

Taneum Creek Brewing LLC

Profit and Loss

January 1 - March 19, 2025

	TOTAL
Other Income	
Donation	268.70
Total Other Income	**$268.70**
Other Expenses	
Reconciliation Discrepancies-1	469.42
Total Other Expenses	**$469.42**
NET OTHER INCOME	$ -200.72
NET INCOME	$15,590.06

Taneum Creek Brewing LLC

Balance Sheet

As of March 19, 2025

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cashmere Valley Bank 4743	6,204.26
Personal Checking CVB 4719	47.98
Wells Fargo Checking	0.00
Total Bank Accounts	**$6,252.24**
Accounts Receivable	
Accounts Receivable	335.10
Total Accounts Receivable	**$335.10**
Other Current Assets	
Food Inventory	1,608.48
Payroll Corrections	0.02
Undeposited Funds	0.00
Total Other Current Assets	**$1,608.50**
Total Current Assets	**$8,195.84**
Fixed Assets	
Bottling/Canning Line	31,148.69
Furniture and Equipment	93,446.03
House/Shop Payment	68,383.29
Total Fixed Assets	**$192,978.01**
Other Assets	
Personal Donation	-300.00
Total Other Assets	**$ -300.00**
TOTAL ASSETS	**$200,873.85**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Capital On Tap	16,447.27
Capital One 2574 Personal	13,070.64
Capital One 8754 (3937)	3,414.55
Chase 1304 Personal	0.00

Taneum Creek Brewing LLC

Balance Sheet

As of March 19, 2025

	TOTAL
Total Credit Cards	**$32,932.46**
Other Current Liabilities	
Line of Credit	0.00
Line of Credit #2	0.00
Line of Credit #3	0.00
Line of Credit #4	16,081.44
Loan	-8.00
New Taproom	16,960.51
Out Of Scope Agency Payable	0.00
Payroll Liabilities	1,481.80
Federal Taxes (941/944)	-149.78
Federal Unemployment (940)	118.42
L & I EE	173.76
WA Cares Fund	0.00
WA Paid Family and Medical Leave Tax	-8.10
WA SUI Employer	-331.84
WA Workers Compensation	0.00
Total Payroll Liabilities	**1,284.26**
Payroll Protection Covid19 Loan	0.00
PG Loan	0.00
PPP Loan #2	0.00
Sales Tax Payable	0.00
Small Business Loan	175,755.94
Taproom Expansion	663.91
Wa Department of Revenue Payable	690.43
Washington State Department of Revenue Payable	3,602.55
Total Other Current Liabilities	**$215,031.04**
Total Current Liabilities	**$247,963.50**
Total Liabilities	**$247,963.50**
Equity	
Members Draw	-300.00
Members Equity	-42,974.57
Opening Balance Equity	-19,405.14
Net Income	15,590.06
Total Equity	**$ -47,089.65**
TOTAL LIABILITIES AND EQUITY	**$200,873.85**

Taneum Creek Brewing LLC

Statement of Cash Flows
January 1 - March 19, 2025

	TOTAL
OPERATING ACTIVITIES	
Net Income	15,590.06
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Capital On Tap	-4,113.22
Capital One 2574 Personal	-707.00
Capital One 8754 (3937)	-1,753.00
Line of Credit #4	-3,228.66
Payroll Liabilities:Federal Taxes (941/944)	-32.14
Payroll Liabilities:Federal Unemployment (940)	-102.12
Payroll Liabilities:WA Cares Fund	-77.44
Payroll Liabilities:WA Paid Family and Medical Leave Tax	-70.61
Payroll Liabilities:WA SUI Employer	-18.54
Payroll Liabilities:WA Workers Compensation	-264.36
Small Business Loan	-201.20
Taproom Expansion	-863.07
Washington State Department of Revenue Payable	1,569.36
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-9,862.00**
Net cash provided by operating activities	**$5,728.06**
INVESTING ACTIVITIES	
House/Shop Payment	-2,544.27
Net cash provided by investing activities	**$ -2,544.27**
NET CASH INCREASE FOR PERIOD	**$3,183.79**
Cash at beginning of period	3,068.45
CASH AT END OF PERIOD	**$6,252.24**